November 20, 2017

DGSE Companies, Inc.

13022 Preston Road

Dallas, TX 75240

VIA EDGAR

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	DGSE Companies, Inc. – CIK # 0000701719

Registration Statement on Form S-3

File # 333-220852

Request for Acceleration

Dear Mr. Thompson,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, DGSE Companies, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-220852) (the “Registration Statement”), so that it may become effective at 4:00 p.m. on November 22, 2017, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Stewart & Bonnet, LLP, by calling John A. Bonnet III, Esq., at (214) 740-4260.

The Registrant hereby acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)	the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DGSE Companies, Inc. (NYSE MKT: DGSE) | 13022 Preston Road, Dallas TX 75240 | Main: 972-587-4049 | Fax: 972-674-2596

Thank you for your assistance in this matter.

Sincerely,

/s/ Bret A. Pedersen

Bret A. Pedersen

Chief Financial Officer